SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS jkaufman@stblaw.com

May 7, 2019

VIA EDGAR TRANSMISSION

Re:	Avantor, Inc.

Amendment Nos. 4, 5 and 6 to Registration Statement on Form S-1

Submitted on February 8, 2019

CIK No. 0001722482

Tim Buchmiller

Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Avantor, Inc. (the “Company”), we are hereby responding to the letter, dated May 6, 2019 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment Nos. 4, 5 and 6 to the above-referenced registration statement on Form S-1 (the “Registration Statement”). The Company respectfully advises the Staff that it intends to file a subsequent pre-effective amendment (the “Pre-Effective Amendment”) to the Registration Statement to revise the Registration Statement in order to (i) reflect the occurrence of the 5-for-1 stock split of the Company’s common stock contemplated in the Registration Statement and (ii) address the issues raised by the Staff in the Comment Letter, as more particularly set forth below.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the pages of Amendment No. 6 filed on May 3, 2019 (“Amendment No. 6”). The responses and information described below are based upon information provided to us by the Company. Unless otherwise defined below, terms defined in Amendment No. 6 and used below shall have the meanings given to them in Amendment No. 6.

Securities and Exchange Commission	May 7, 2019

Amendment No. 6 to Registration Statement on Form S-1 filed May 3, 2019

Fee Table, page i

1.

We note your revisions in response to prior comment 1. Please revise footnote (4) to track the language of Securities Act Rule 416. Rule 416 covers only securities issuable pursuant to transactions like those specified in Rule 416, such as stock splits, stock dividends, or similar transactions, and would not, for example, cover stock issuable as a result of a market-based conversion formula. If you are required to issue more shares than the estimate due to the operation of the conversion ratio disclosed in the registration statement, you would have to file an additional registration statement or rely on an available exemption from registration. These additional shares would not be covered by Rule 416(a). For guidance, see Securities Act Rules Compliance and Disclosure Interpretation 213.01.

The Company respectfully advises the Staff that the certificate of designations governing the Series A Mandatory Convertible Preferred Stock provides for certain adjustments to the conversion rate to prevent dilution resulting from stock splits, stock dividends or similar transactions, which anti-dilution adjustments are described under “Description of Mandatory Convertible Preferred Stock—Anti-Dilution Adjustments” starting on page A-43. The Company further advises the Staff that the Company’s reference to Rule 416 in footnote (4) was intended to cover additional shares of common stock issuable from such anti-dilution adjustments to the extent permitted by Rule 416.

In response to the Staff’s comment, the Company will, in the Pre-Effective Amendment, split footnote (4) into two footnotes, with (A) a new footnote (4) addressing the Company’s reasonable good faith estimate of the maximum number of shares of common stock issuable as a result of a market-based conversion formula, for which no additional registration fee is required because no additional consideration will be received in connection with the exercise of the conversion privilege under Rule 457(i), and (B) a new footnote (5) addressing additional shares of common stock issuable as a result of anti-dilution adjustments to the conversion rate, as permitted by Rule 416(a). The text of the two footnotes is set forth below:

(4) This registration statement also registers an estimated 29,487,150 shares of our common stock that are issuable upon conversion of the Series A Mandatory Convertible Preferred Stock registered hereby at the initial maximum conversion rate of 2.5641 shares of common stock per share of Mandatory Convertible Preferred Stock, based on the assumed initial public offering price of $19.50 per share of common stock, which is the midpoint of the

Securities and Exchange Commission	May 7, 2019

estimated offering price range shown on the cover of the common stock prospectus which forms a part of this registration statement. Under Rule 457(i), there is no additional filing fee payable with respect to the shares of common stock issuable upon conversion of the Mandatory Convertible Preferred Stock because no additional consideration will be received in connection with the exercise of the conversion privilege. The number of shares of our common stock issuable upon such conversion will vary based on the public offering price of the common stock registered hereby.

(5) The number of shares of our common stock issuable upon conversion of the Series A Mandatory Convertible Preferred Stock is subject to anti-dilution adjustments upon the occurrence of certain events described herein. Pursuant to Rule 416 under the Securities Act, the number of shares of our common stock to be registered includes an indeterminable number of shares of common stock that may become issuable upon conversion of the Series A Mandatory Convertible Preferred Stock as a result of such anti-dilution adjustments.

The Company supplementally confirms to the Staff that, to the extent the Company is required to issue more shares than the estimated maximum number in the new footnote (4) due to the operation of the conversion rate, other than due to anti-dilution adjustments to the conversion rate addressed by new footnote (5), the Company will be required to file an additional registration statement or rely on an available exemption from registration to cover those shares.

Item 16. Exhibits

Legality Opinion, page II-1

2.

We note that the opinion assumes all necessary corporate actions, including board authorization and approval and filing of corporate documents. These appear to be inappropriate assumptions in that they assume that you have taken all corporate actions necessary to authorize the issuance of the securities being registered. Please file an opinion that does not contain such assumptions. For guidance, please refer to Part II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company respectfully advises the Staff that the opinion will be revised in the Pre-Effective Amendment to remove the assumption that all corporate actions necessary to authorize the issuance of the securities being registered have been taken by deleting the following underlined language in opinion paragraph 1: “(a) When the Board of Directors of the

Securities and Exchange Commission	May 7, 2019

Company (the “Board”) has taken all necessary corporate action to authorize and approve the issuance of the Company Shares, (b) when the Amended Charter has been duly filed, (c) when the Certificate of Designations has been duly filed and (d) upon payment and delivery in accordance with the applicable definitive underwriting agreement approved by the Board, the Company Shares will be validly issued, fully paid and nonassessable”. The Company respectfully submits that, as revised, the opinion conforms to the requirements of Staff Legal Bulletin No. 19 and is consistent with legality opinions filed in connection with other recent initial public offering transactions.

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Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
Kristin Lochhead
Brian Cascio

Avantor, Inc.
Justin M. Miller

Simpson Thacher & Bartlett LLP
Ryan Bekkerus

Ropes & Gray LLP
Patrick O’Brien
John Sorkin
Rachel Phillips

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